[redacted]

08027187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

Processing Section
FEB 29 2008
Washington, DC

| SEC FILE NUMBER |
|---|
| 8- 66091 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JAN 1, 2007 (MM/DD/YY) AND ENDING DEC 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIVE PALO ALTO SQUARE #210, 3000 EL CAMINO REAL
(No. and Street)

| PALO ALTO | CA | 94036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVIS L. S. CHANG 408-998-1688 EXT 118
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHANG ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

| 28 NORTH FIRST STREET #900 | SAN JOSE | CA | 95113 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008 E
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AD 3/4

## OATH OR AFFIRMATION

I, ERIC CLOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**State of California**
~~**County of Santa Clara**~~

**Subscribed and sworn to (or affirmed) before me on this** 14th **day of** February **20**08, **by** Eric Clow, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

**Signature:** [signature]
Notary Public
**(Seal)**

L. KADIEV
COMM. #1522286
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Nov. 2, 2008

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE HINA GROUP, INC.

(SEC I.D. No. 8-66091)

# REPORT OF INDEPENDENT AUDITORS
# AND
# FINANCIAL STATEMENTS
# December 31, 2006 and December 31, 2007

**Filed pursuant to Rule 17a-5(e)(3) under**
**The Securities Exchange Act of 1934**
**As a PUBLIC DOCUMENT**

CONTENTS

**Chang Accountancy Corp.**
28 North First Street, #900,San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

# REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
The Hina Group, Inc.
Palo Alto, California

We have audited the accompanying balance sheets of The Hina Group, Inc., a California corporation, as of December 31, 2006 and 2007, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group, Inc. at December 31, 2006 and 2007, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Chang Accountancy Corp.

Chang Accountancy Corp.
January 15, 2008

**THE HINA GROUP, INC.**
(Wholly Owned Subsidiary of Hina Group Holdings.)
Balance Sheet

| At December 31, | | 2007 | | 2006 |
|---|---|---|---|---|
| ASSETS | | | | |
| Current assets | | | | |
| Cash and cash equivalents <Notes 1 & 2> | $ | 119,867 | $ | 446,736 |
| Accounts receivable, net of allowance <Note 3> | | 531,837 | | 58,842 |
| Other receivable | | - | | - |
| Loan to shareholder <Note 8> | | - | | - |
| Prepaid expenses | | - | | 295,817 |
| Investment <Note 6> | | 70,000 | | 70,000 |
| Total current assets | | 721,704 | | 871,395 |
| Property and equipment, net of depreciation <Note 4> | | 57,095 | | 69,757 |
| Intangible assets, net of amortization <Note 5> | | 33,564 | | 42,613 |
| Other assets | | | | |
| Deferred tax asset (Options) <Note 9 > | | 244,268 | | 177,731 |
| Security deposits | | 10,711 | | 10,711 |
| Total other non-current assets | | 254,979 | | 188,442 |
| Total assets | $ | 1,067,342 | $ | 1,172,207 |

(Continued)
See accompanying notes

**THE HINA GROUP, INC.**
(A Wholly Owned Subsidiary of Hina Group Holdings)
Balance Sheet

| December 31, | | 2007 | | 2006 |
|---|---|---|---|---|
| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | - | $ | 2,000 |
| Accrued bonus payable | | - | | 255,666 |
| Deposit Liabilities | | 3,436 | | - |
| Income Tax Payable | | 2,996 | | - |
| Payroll and payroll tax payable | | 58,482 | | 28,751 |
| Total current liabilities | | 64,914 | | 286,417 |
| Long - term liabilities <Note 8> | | - | | - |
| Total liabilities | | 64,914 | | 286,417 |
| Stockholders' equity | | | | |
| Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding in 2007) | $ | 150,000 | $ | 150,000 |
| Additional paid in capital <Note 9> | | 445,337 | | 444,328 |
| Retained earnings | | 407,091 | | 291,462 |
| Total stockholders' equity | | 1,002,428 | | 885,790 |
| Total liabilities and stockholders' equity | $ | 1,067,342 | $ | 1,172,207 |

See accompanying notes

**THE HINA GROUP, INC.**
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income

| For the year ended December 31, | | 2007 | | 2006 |
|---|---|---|---|---|
| Consulting income | $ | 2,958,272 | $ | 2,304,796 |
| Less: cost of sales | | - | | - |
| Gross profits | | 2,958,272 | | 2,304,796 |
| Less: general and administrative expenses | | 2,720,842 | | 2,127,603 |
| Income (loss) from operations | | 237,429 | | 177,193 |
| Other income (expenses): | | | | |
| Option cost (wages) | | - | | (444,328) |
| Option deferred tax | | 404 | | 177,731 |
| Other expenses | | (55,104) | | - |
| Other income | | - | | 3,031 |
| Interest income | | 2,594 | | 4,059 |
| Total Other income (expenses) | | (52,106) | | (259,507) |
| Income (loss) before provision for income taxes | | 185,323 | | (82,314) |
| Income tax expenses (benefits) <Note 7> | | 69,694 | | 800 |
| Net income (loss) | $ | 115,629 | | (83,114) |
| Net income per share | $ | 2.31 | | (1.66) |
| Weighted-average number of common shares | | 150,000 | | 150,000 |

See accompanying notes

**THE HINA GROUP, INC.**
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Stockholders' Equity

| | Number of shares | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance - beginning | 150,000 | $ 150,000 | $ - | $ 374,575 | $ 524,575 |
| Stock basis adjustment | | | 444,328 | | |
| Net loss | | | | (83,114) | (83,114) |
| Balance - December 31, 2006 | 150,000 | $ 150,000 | $ 444,328 | $ 291,462 | $ 441,461 |
| Stock basis adjustment | | | 1,009 | | |
| Net Income | | | | 115,629 | 115,629 |
| Balance - December 31, 2007 | 150,000 | $ 150,000 | $ 445,337 | $ 407,091 | $ 1,002,428 |

See accompanying notes

**THE HINA GROUP, INC.**
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of cash flows

| For the years ended December 31, | | 2007 | | 2006 |
|---|---|---|---|---|
| Cash flows form operating activities: | | | | |
| Net income (loss) | $ | 115,629 | $ | (83,114) |
| Adjustments to reconcile net income | | | | |
| to net cash provided by operating activities | | | | |
| Depreciation and amortization | | 21,711 | | 16,360 |
| Change in accounts receivable | | (472,995) | | (8,842) |
| Change in other receivable | | - | | 10,432 |
| Change in loan to shareholder | | - | | 818 |
| Change in other assets | | (404) | | (159,963) |
| Change in prepaid expenses | | 229,684 | | (151,156) |
| Change in accrued expenses | | (255,666) | | 262,951 |
| Change in other liabilities | | 33,167 | | (50,000) |
| Change in income taxes payable | | 2,996 | | - |
| Change in accounts payable | | (2,000) | | 2,000 |
| Total adjustments | | (443,507) | | (77,400) |
| Net cash provided (used) by operating activities | | (327,878) | | (160,514) |
| Cash flows from investing activities: | | | | |
| Payments for plant, rental machines and other property | | - | | (69,851) |
| Net cash for loan from shareholder | | - | | - |
| Net cash flow for investment | | - | | - |
| Net cash provided (used) by investing activities | | - | | (69,851) |
| Cash flows from financing activities: | | | | |
| Purchase of treasury stock | | - | | - |
| Stock basis adjustment | | 1,009 | | 444,328 |
| Net cash provided (used) by financing activities | | 1,009 | | 444,328 |
| Net change in cash and cash equivalents | | (326,869) | | 213,963 |
| Cash and cash equivalents at beginning of year | | 446,737 | | 232,774 |
| Cash and cash equivalents at end of year | $ | 119,867 | $ | 446,737 |

See accompanying notes

# THE HINA GROUP, INC.

(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2007

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Summary of Significant Accounting Policies

*The Company*:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Company makes private equity investments and advise clients on M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Island. In addition to the Company, Hina Group Holdings is comprised of the following company: The Hina Group, Inc. and Hina Group Beijing.

*Accounting Methods*

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

*Cash and Cash Equivalents*:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

*Fair Value of Financial Instruments*:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

*Income Taxes*:

Income taxes are computed using the asset and liability method in accordance with Statement of Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes". Under FAS 109, deferred income tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities are measured using the currently enacted tax rates laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

*Revenue Recognition*:

Revenue is recognized when service is performed. There are two types of revenue, which are called retainer fees and success fees. Retainer fees are called out in the Company and customer engagement letter as a non-refundable monthly fee for services. Success fees are dependent upon completion of funding or an acquisition and are not earned if the transaction is not a success as defined in the engagement letter. Hina Group, Inc. has a service agreement with Hina Group

Holdings, its parent company, which allows it to bill its parent for all costs plus an 8% profit margin, where the 8% profit margin is based on a transfer pricing study.

***Property and Equipment:***

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

***Use of Estimates:***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

***Certain Risks and Concentrations***

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2007, the Company had bank balance of $55,799, in excess of FDIC guarantee.

In 2007, one customer accounted for 95% the total revenues and one customer accounted for 4.4% of the total revenue.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

| At December 31, | 2007 | 2006 |
|---|---|---|
| Cash in bank - WellsFargo checking | $ - | $ 7,134 |
| Cash in bank - WellsFargo checking | 109,581 | 277,136 |
| Cash in bank - WellsFargo saving | - | 152,333 |
| Cash in bank - Merill Lynch | 10,286 | 10,133 |
| Cash and cash equivalents | $ 119,867 | $ 446,736 |

**THE HINA GROUP, INC.**
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2007

NOTE 3 – Accounts Receivable

| At December 31, | | 2007 | | 2006 |
|---|---|---|---|---|
| Accounts receivable | $ | 506,837 | $ | 58,842 |
| Less: Allowance for bad debts | | - | | - |
| Accounts receivable - net | $ | 506,837 | $ | 58,842 |

NOTE 4 - Property and Equipment:

Property and equipment consist of the following:

| At December 31, | | 2007 | | 2006 |
|---|---|---|---|---|
| Furniture and fixture | $ | 65,699 | $ | 65,699 |
| Equipment | | 19,117 | | 19,117 |
| Less: Accumulated depreciation | | (27,721) | | (15,059) |
| Net property and equipment | $ | 57,095 | $ | 69,757 |

NOTE 5 – Intangible Assets

| At December 31, | | 2007 | | 2006 |
|---|---|---|---|---|
| Software | $ | 495 | $ | 495 |
| Organization cost | | 8,040 | | 8,040 |
| Start-up cost | | 20,976 | | 20,976 |
| License costs | | 41,284 | | 41,285 |
| Less: Accumulated amortization | | (37,231) | | (28,182) |
| Net intangible assets | $ | 33,564 | $ | 42,614 |

NOTE 6 - Investment

In December 2005, the Company performed services in exchange for 100,000 shares of Vweb stock at $0.70 per share. The price is stated at cost.

NOTE 7 - Income Taxes

The provision for income taxes consists of the following:

| For the year ended December 31, | | 2007 | | 2006 |
|---|---|---|---|---|
| Current | | | | |
| Federal | $ | 52,300 | $ | - |
| State | | 17,394 | | 800 |
| Total current income tax | $ | 69,694 | $ | 800 |

NOTE 8 - Related Party Transactions

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

| **Related Parties** | **Relationship** |
|---|---|
| Chen, Hong | Shareholder of Hina Group Holdings |
| Hina Group Holdings – Cayman Island | Shareholder of The Hina Group, Inc. |
| Hina Group Beijing | Subsidiary of Hina Group Holdings |
| Hina Group Singapore | Subsidiary of Hina Group Holdings |

The significant transactions with the aforementioned parties are summarized as follows:

| At December 31, | 2007 | 2006 |
|---|---|---|
| Accounts receivable - Hina Group Holding | $ 506,837 | $ - |

NOTE 9 – Options granted

The Company granted 1,770,000 shares of common stocks in 2006 with exercise price $0.50 per share. The total Options cost during 2006 is $444,085. With tax rate 40%, total deferred tax asset (Options) is $ 177, 634. On January 3, 2008, one million shares of common stocks were exercised.

NOTE 10 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $54,747 net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 119%.

NOTE 11 - Commitments:

The Company signed in 5-year new leave agreement with EOP-PALO ALTO SQUARE, LLC in 2005. The security deposit is $8,645.36. The minimum annual lease due are listed as follows:

| Minimum annual lease payment due in | |
|---|---|
| 2005 | $ 91,279 |
| 2006 | 94,001 |
| 2007 | 96,825 |
| 2008 | 99,726 |
| 2009 | 102,727 |
| Total | $ 484,558 |

## Supplemental Information

**THE HINA GROUP, INC.**
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

| For the year ended December 31, | 2007 | 2006 |
|---|---|---|
| Accounting fees | $ 7,175 | $ 7,120 |
| Amortization expenses | 8,577 | 8,796 |
| Automobile expenses | 17,678 | 7,956 |
| Bank charges | 2,258 | 1,740 |
| Bad debt | - | 10,432 |
| Conference | 8,930 | 1,102 |
| Contribution | 11,100 | 2,360 |
| Depreciation expenses | 13,134 | 7,564 |
| Dues and subscriptions | 38,000 | 22,289 |
| Insurance | 87,039 | 27,817 |
| Legal fees | 100 | 3,221 |
| Licenses and permits | 3,290 | 3,984 |
| Marketing expense | 186 | 328 |
| Meals and entertainments | 2,031 | 8,337 |
| Moving expenses | - | 5,122 |
| Office expenses | 10,561 | 13,530 |
| Outside services | 4,678 | - |
| Payroll services | 761 | 772 |
| Payroll tax | 94,498 | 74,618 |
| Payroll expenses | - | 600 |
| Penalty | 238 | - |
| Professional fees | 2,646 | - |
| Property tax | 882 | 139 |
| Postage and delivery | 2,043 | 478 |
| Rent | 120,749 | 124,244 |
| Repairs | 713 | |
| Salaries and wages | 2,047,371 | 1,221,537 |
| Salaries-Accrued bonus expense | - | 399,000 |
| Telephone | 31,895 | 33,650 |
| Training | 72,690 | - |
| Travel | 131,622 | 140,868 |
| Total operating expenses | $ 2,720,842 | $ 2,127,602 |

See accompanying notes

## Computation of Net Capital pursuant to SEC rule 17a-5(d)(3)

Part A

| | |
|---|---|
| 1. Total ownership equity from statement of Financial Condition | $ 1,002,428 |
| 2. Deduct ownership equity not allowable for Net Capital | $ 0 |
| 3. Total ownership equity qualified for net Capital | $ 1,002,428 |
| 4. Add: | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | $ 0 |
| B. Other (deductions) or allowable credits (list) | $ 0 |
| 5. Total capital and allowable subordinated liabilities | $ 1,002,428 |
| 6. Deductions and/or charges: | |
| A. Total non-allowable assets from statement of Financial Condition | $ 947,475 |
| B. Secured demand note deficiency | $ 0 |
| C. Commodity futures contracts and spot commodities proprietary capital charges | $ 0 |
| D. Other deductions and/or charges | $ 0 |
| 7. Other additions and/or credits (List) | $ 0 |
| 8. Net capital before haircuts on securities position | $ 54,953 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | |
| A. Contractual securities commitments | $ 206 |
| B. Subordinated securities borrowings | $ 0 |
| C. Trading and investment securities: | $ 0 |

| | | | |
|---|---|---|---|
| 1. | Exempted securities | $ | 0 |
| 2. | Debt securities | $ | 0 |
| 3. | Options | $ | 0 |
| 4. | Other securities | $ | 0 |
| D. | Undue Concentration | $ | 0 |
| E. | Other (List) | $ | 0 |
| 10. | Net Capital | $ | 54,747 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required: | $ | 4,327 |
| 12. | Minimum Dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries | $ | 5,000 |
| 13. | Net capital requirement | $ | 5,000 |
| 14. | Excess net capital | $ | 49,747 |
| 15. | Excess net capital at 1000% | $ | 48,225 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | | | |
|---|---|---|---|
| 16. | Total Aggregate Indebtedness liability from Statement of Financial Condition | $ | 64,914 |
| 17. | Add: | | |
| | A. Drafts for immediate credit | $ | 0 |
| | B. Market value of Securities borrowed where no equivalent value is paid or credited | $ | 0 |
| | C. Other unrecorded amounts | $ | 0 |
| 19. | Total Aggregate Indebtedness | $ | 64,914 |
| 20. | Ratio of Aggregate Indebtedness to net capital | % | 119 |
| 21. | Percentage of debt to debt equity total computed in accordance with rule 15c3-1 (d) | % | 0 |

## COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15c3-3

| | | |
|---|---|---|
| **CREDIT BALANCES** | | |
| 1. Free credit balances and other credit balances in customers' security account | $ | 0.00 |
| 2. Monies borrowed collateralized by securities carried for the accounts of customers | $ | 0.00 |
| 3. Monies payable against customers' securities loaned | $ | 0.00 |
| 4. Customers' securities failed to receive | $ | 0.00 |
| 5. Credit balances in firm accounts which are attributable to principal sales to customers | $ | 0.00 |
| 6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days | $ | 0.00 |
| 7. Market value of short security count differences over 30 calendar days old | $ | 0.00 |
| 8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days | $ | 0.00 |
| 10. Other | $ | 0.00 |
| TOTAL CREDITS | $ | 0.00 |
| **Debit Balances** | | |
| 12. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions | $ | 0.00 |
| 13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | $ | 0.00 |
| 14. Failed to delivery of customers' securities not older than 30 calendar days | $ | 0.00 |
| 15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer account | $ | 0.00 |
| 16. Other | $ | 0.00 |
| 17. Aggregate debit items | | |
| 18. Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(I)) | $ | 0.00 |
| TOTAL 15c3-3 DEBITS | $ | 0.00 |

**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3**

State the market valuation and the number of items of:

| | | |
|---|---|---|
| 1. Customers' fully paid securities and excess margin securities not in the respondents' possession or control as of the report date (for which instructions ro reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. | $ | 0.00 |
| A. Number of items | | |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | $ | 0.00 |
| A. Number of items | | |
| 3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 | No<br>No | |

RESERVE COMPUTATION

| | | |
|---|---|---|
| 20. Excess of total debits over total credits | $ | 0.00 |
| 21. Excess of total credits over total debits | $ | 0.00 |
| 22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits | $ | 0.00 |
| 23. Amount held on deposit in "Reserve Bank Account(s)" including value of qualified securities, at end of reporting period | $ | 0.00 |
| 24. Amount on deposit (or withdrawal) including | $ | 0.00 |
| Value of qualified securities | | |
| 25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including | $ | 0.00 |
| Value of qualified securities | | |

26. Date of deposit: N/A

END